UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32156/ June 22, 2016

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In the Matter of   :
                                                      :

MORGAN STANLEY GLOBAL   :
  INFRASTRUCTURE FUND   :
522 Fifth Avenue   :
New York, New York 10036   :
                                                        :
(811-05415)   :
                                                        :

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ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on May 4, 2016, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On May 27, 2016, a notice of filing of the application was issued (Investment Company Act Release No. 32129).[1] The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Brent J. Fields
                                        Secretary

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[1] In the notice, the release number listed was incorrect. The notice has been updated with the correct release number as set forth above.